UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

North Bancshares, Inc.
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(Name of Issuer)

Common Stock, Par Value $0.01 per share
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(Title of Class of Securities)

657467 10 6
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(CUSIP Number)

December 31, 2001
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 657467 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only) North Bancshares, Inc. Employee Stock Ownership Plan (the "ESOP") IRS I.D. No. 36-3923907
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF	5	SOLE VOTING POWER
SHARES		13,102
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		110,586
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		123,688
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,688
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7%
12	TYPE OF REPORTING PERSON EP

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CUSIP NO. 657467 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only) John Koch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		13,102 (as Trustee of ESOP)
BENEFICIALLY		6,600 (held in own capacity)
OWNED BY	6	SHARED VOTING POWER
EACH		110,586 (as Trustee of ESOP)
REPORTING		30,000 (held in own capacity jointly with spouse)
PERSON WITH	7	SOLE DISPOSITIVE POWER
		123,688 (as Trustee of ESOP) 6,600 (held in own capacity)
	8	SHARED DISPOSITIVE POWER 30,000 (held in own capacity jointly with spouse)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,288 (123,688 as Trustee of ESOP, 6,600 held in own capacity and 30,000 held in own capacity jointly with spouse)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.9%
12	TYPE OF REPORTING PERSON* IN

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ITEM 1(a)	Name of Issuer: North Bancshares, Inc. (the "Corporation")
ITEM 1(b)	Address of Issuer's Principal Executive Officers: 100 West North Avenue, Chicago, Illinois 60610-1399
ITEM 2(a)	Names of Persons Filing:

North Bancshares, Inc. Employee Stock Ownership Plan (the "ESOP").

John Koch (the "Trustee"), the trustee of the ESOP. The Trustee, in his capacity as such, may also be deemed to beneficially own the shares held by the ESOP.

ITEM 2(b)	Address of Principal Business Office:

The business address of the ESOP is:

100 West North Avenue, Chicago, Illinois 60610-1399

The business addresses of the Trustee is:

100 West North Avenue, Chicago, Illinois 60610-1399

ITEM 2(c)	Citizenship: The Trustee is a citizen of the United States.
ITEM 2(d)	Title of Class of Securities: Common stock, par value $.01 per share (the "Common Stock").
ITEM 2(e)	CUSIP Number: 657467 10 6
ITEM 3	If this statement is filed pursuant to Section 240.13d-2(b) or (c), check whether the person filing is:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[X]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

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ITEM 4	Ownership:

The ESOP holds an aggregate of 123,688 shares of Common Stock (10.7% of the outstanding shares). The ESOP has sole voting power with respect to shares held by it which have not been allocated to participant accounts, shared voting power with respect to shares held by it which have been allocated to participant accounts and sole dispositive power with respect to all shares (allocated and unallocated) held by the ESOP.

The Trustee, in his capacity as such, may be deemed to beneficially own the 123,688 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the ESOP, the 6,600 shares held in his own capacity and the 30,000 shares held in his own capacity jointly with his spouse, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

ITEM 5	Ownership of Five Percent or Less of a Class: Not Applicable.
ITEM 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
ITEM 8	Identification and Classification of Members of the Group: Not Applicable.
ITEM 9	Notice of Dissolution of Group: Not Applicable.

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ITEM 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTH BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
Date: February 13, 2002	By: /s/ John Koch John Koch, as Trustee
JOHN KOCH, AS TRUSTEE
Date: February 13, 2002	By: /s/ John Koch John Koch

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February 13, 2002

North Bancshares, Inc.
Employee Stock Ownership Plan
100 West North Avenue
Chicago, Illinois 60610-1399

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

JOHN KOCH, AS TRUSTEE

By: /s/ John Koch John Koch

NORTH BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By: /s/ John Koch John Koch, as Trustee